                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                         Commission File Number: 1-12158

                 Sinopec Shanghai Petrochemical Company Limited
                 (Translation of registrant's name into English)

                              Jinshanwei, Shanghai

                           People's Republic of China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -----------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -----------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

                                                                            Page
                                                                            ----
Press Release on 2004 Interim Results
   dated August 29, 2004                                                      4

Announcement on 2004 Interim Results
   dated August 27, 2004                                                      8

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                SINOPEC SHANGHAI PETROCHEMICAL
                                                COMPANY  LIMITED


Date: August 30, 2004                           By: /s/ Lu Yiping
                                                    ----------------------------
                                                    Name: Lu Yiping
                                                    Title: Chairman

                                 [COMPANY LOGO]

To: Business Editor

[For Immediate Release]

              Shanghai Petrochemical Announces 2004 Interim Results
                    Net Profit Grows 214% to RMB1,521 Million

Hong Kong, Aug 29, 2004 ... Sinopec Shanghai Petrochemical Company Limited ("Shanghai Petrochemical" or the "Company") (HKEx:338; SSE: 600688; NYSE:SHI) announced today the interim results for the six-month period ended June 30, 2004 (the "Period") of the Company and its subsidiaries (the "Group"). In accordance with International Financial Reporting Standards, net sales for the Period increased by 25.70% over the same period last year to approximately RMB17,428 million; profit before tax was RMB1,820 million, an increase of 204% over the same period last year; profit attributable to shareholders was RMB1,521 million, an increase of 214% over the same period last year; and earnings per share was RMB0.211 (2003 interim: RMB0.067). The Board of Directors did not recommend any interim dividend for 2004 (2003 interim: Nil).

Mr. Lu Yiping, Chairman of Shanghai Petrochemical, said, "The Company has achieved satisfactory operating results in the first half of 2004. During the first half of 2004, the economy of the PRC maintained relatively rapid growth as a result of an accelerated recovery of the global economy and a favourable macro-economic environment within the PRC. In response to excessive investment in certain industries, the government adopted certain macro-economic control measures, which we believe largely succeeded in curbing the trend of an overheating economy in the second quarter. Output and demand in the petrochemical industry as a whole grew steadily during the first half of the year, with overall growth in product prices and continued expansion of imports and exports. As a result, economic efficiency increased significantly."

During the Period, the selling prices of each of the Group's four major product categories, namely petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres, increased significantly. The average selling prices (excluding tax) of these four major product categories increased by 10.58%, 24.77%, 24.10% and 19.37%, respectively, as compared to the first half of 2003. For the Period, net sales of the Group amounted to RMB17,428 million, representing an increase of 25.70% as compared to the same period last year. Net sales of petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres recorded increases of 17.92%, 17.11%, 30.75% and 26.83%, respectively, as compared to the same period last year.

However, the price of crude oil, the major raw material of the Group, has basically remained at the same high level since the beginning of the year. The Company believes that this was attributable to the fact that the world's demand for crude oil so far this year has greatly exceeded original forecasts, as well as the geopolitical instability in Iraq and the Middle East and depreciation of the US dollar. Such high crude oil prices led to an increase in operating costs for the Group.

                                                                           .../2

Shanghai Petrochemical Announces 2004 Interim Results

Net Profit Grows 214% to RMB1,521 Million... P.2

During the Period, the Group processed 4,530,800 tons of crude oil, an increase of 407,500 tons or 9.88% as compared to the same period last year. The output of ethylene was 481,000 tons, an increase of 4.24% as compared to the same period last year; the output of propylene was 266,200 tons, an increase of 5.75% as compared to the same period last year; the output of plastics and resins was 540,200 tons, an increase of 3.92% as compared to the same period last year; the output of synthetic fibre polymers was 261,400 tons, an increase of 5.23% as compared to the same period last year; and the output of synthetic fibres was 185,100 tons, an increase of 1.82% as compared to the same period last year. In addition to the increase in output, the Group further adjusted its marketing strategies and improved sales and marketing methods so as to expand sales of its products. The sales to output ratio during the first half of the year reached 100.81%.

Looking ahead, Mr. Lu said, "For the second half of 2004, we anticipate that growth in the global and the PRC economies will remain steady and the petrochemical industry as a whole will maintain a strong development trend. Crude oil prices in the international market are expected to remain at high levels which will in turn provide powerful support for the prices of petrochemical products. As a result of high crude oil prices and a booming petrochemical cycle, the petrochemical industry is expected to continue its upward trend. The Group will focus on long-term operational stability of production and continue to implement production optimization and cost reduction; capitalize on market opportunities, timely adjust marketing strategies and effectively control operational risk; and accelerate technological advancement and the progress of the next round development so as to enhance the competitiveness of the Group, striving for better operating results in the second half of 2004."

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to make a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum categories.

                                       ***

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government's macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company's raw materials, particularly crude oil, will continue to increase but that the Company may not be able to raise its prices accordingly which would adversely affect the Company's profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company's products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits

                                                                           .../3

Shanghai Petrochemical Announces 2004 Interim Results
Net Profit Grows 214% to RMB1,521 Million... P.3

anticipated by management; the risk that the trading price of the Company's shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company's existing and potential markets; and other risks outlined in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

                                     - End -

Encl: Summary of Consolidated Income Statement (Unaudited)

For further information, please contact:
Ms. Christy Lai / Ms. Jessica Chau
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

                 Sinopec Shanghai Petrochemical Company Limited

                              2004 Interim Results
          (Prepared under International Financial Reporting Standards)

Summary of Consolidated Income Statement (Unaudited)

                                                   For the periods ended 30 June
                                                   -----------------------------
                                                         2004         2003
                                                      ----------   ----------
                                                        RMB'000      RMB'000

Turnover                                              17,778,137   14,139,070
                                                      ==========   ==========

Profit before tax                                      1,819,768      598,050

Income tax expense                                      (258,124)    (100,616)
                                                      ----------   ----------

Profit after tax                                       1,561,644      497,434

Minority interests                                       (40,919)     (13,375)
                                                      ----------   ----------

Profit attributable to shareholders                    1,520,725      484,059
                                                      ==========   ==========

Basic earnings per share                               RMB 0.211    RMB 0.067
                                                      ==========   ==========

                                     [COMPANY LOGO]

 (A joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 338)
                        2004 Interim Results Announcement

1.   Important Message

1.1 The Board of Directors (the "Board") of Sinopec Shanghai Petrochemical Company Limited (the "Company") and its directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

     This announcement is extracted from the Company's interim report. The full text of the report will be published on the Shanghai Stock Exchange's website at http://www.sse.com.cn. Investors should read the full text of the interim report for details.

1.2 Mr. Lu Yiping, Chairman, Mr. Rong Guangdao, Vice Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer of the Company, and Mr. Hua Xin, Finance Manager of the Company, hereby warrant the authenticity and completeness of the financial statements contained in the interim report.

2.   Corporate Information

2.1  Corporate Information

Shares Short Name:   CHINESE COMPANY NAME   CHINESE COMPANY NAME    SHI
Shares Stock Code:   600688                 338
Stock Exchange       Shanghai Stock         The Stock Exchange of   New York Stock
Listings:            Exchange               Hong Kong Limited       Exchange

                     Secretary to the Board of Directors:   Securities representative:
Name:                Zhang Jingming                         Tang Weizhong
Correspondence       48 Jinyi Road, Jinshan District,       48 Jinyi Road, Jinshan District,
Address:             Shanghai, People's Republic of China   Shanghai, People's Republic of
                                                            China
Telephone:           86-21-5794 3143                        86-21-5794 3143
Fax:                 86-21-5794 0050                        86-21-5794 0050
E-mail:              spc @spc.com.cn                        tom @spc.com.cn

2.2  Financial Information (unaudited)

     Prepared under the People's Republic of China ("PRC") Accounting Rules and Regulations

2.2.1 Major Financial Data and Financial Indicators

                                                                                 Increase/
                                                                               (decrease) as
                                                                              compared to the
                                                                             beginning of the
                                           30 June 2004   31 December 2003        year (%)
                                           ------------   ----------------   ----------------
Current assets (RMB'000)                     8,579,497         7,993,651           7.33
Current liabilities (RMB'000)                8,977,421         8,479,655           5.87
Total assets (RMB'000)                      28,229,940        27,580,828           2.35
Shareholders' equity (excluding minority
interests) (RMB'000)                        16,462,216        15,507,016           6.16
Net asset value per share (RMB)                  2.286             2.154           6.13
Adjusted net asset value per share (RMB)         2.281             2.149           6.14

                                                                            Increase/(decrease) as
                                            Six-month periods               compared to the period
                                           ended 30 June 2004      2003     ended 30 June 2003 (%)
                                           ------------------   ---------   ----------------------
Net profit (RMB'000)                            1,531,200         471,680           224.63
Net profit excluding non-recurring items
   (RMB'000)                                    1,645,861         482,865           240.85
Earnings per share (RMB)                            0.213           0.066           222.73
Adjusted earnings per share (RMB)                   0.229           0.067           241.79
Return on net assets (%)                            9.301           3.232           187.78
Net cash flows from operating activities
   (RMB'000)                                    1,688,101       1,512,763            11.59

2.2.2 Non-recurring items                                          Unit: RMB'000

Non-recurring items                                                      Amount
-------------------                                                    ---------
Non-operating income                                                     15,092
Non-operating expenses excluding provision for impairment losses on
   fixed assets                                                        (153,115)
Written back of provision for impairment losses on investments in
   previous years                                                         2,659
Tax adjustments for the above items                                      20,703
Total                                                                  (114,661)

2.2.3 Differences between financial statements prepared under PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS")

                                                                   Unit: RMB'000

                                                   PRC Accounting
                                               Rules and Regulations      IFRS
                                               ---------------------   ---------
Net profit                                           1,531,200         1,520,725
Explanation of differences              For details, please refer to Section 6.3

3.   Directors, Supervisors, Senior Management and Substantial Shareholders

3.1. Change of Shareholding of Directors, Supervisors and Senior Management

                                                  Number  of       Number  of
                                                shares held at    shares  held
                                                 the beginning   at the end of   Reasons for
    Name                   Position              of the period     the period      change
--------------   ----------------------------   --------------   -------------   -----------
Lu Yiping        Chairman                            3,600           3,600        No change
Rong Guangdao    Vice Chairman and President         3,600           3,600        No change
Du Chongjun      Vice Chairman                       1,000           1,000        No change
Han Zhihao       Director and Chief Financial          Nil             Nil        No change
                 Officer
Wu Haijun        Director and Vice President         1,500           1,500        No change
Gao Jinping      Director                              Nil             Nil        No change
Liu Wenlong      External Director                     Nil             Nil        No change
Zhang Baojian    External Director                     Nil             Nil        No change
Gu Chuanxun      Independent Director                  Nil             Nil        No change
Wang Yongshou    Independent Director                3,600           3,600        No change
Wang Xingyu      Independent Director                  Nil             Nil        No change
Chen Xinyuan     Independent Director                  Nil             Nil        No change
Dai Shuming      Chairman of Supervisory
                 Committee                             Nil             Nil        No change
Zhang Chenghua   Supervisor                            Nil             Nil        No change
Zhu Weiyan       Supervisor                            Nil             Nil        No change
Zhang Jianjun    External Supervisor                   Nil             Nil        No change
Lu Xiangyang     External Supervisor                   Nil             Nil        No change
Zhou Yunnong     Independent Supervisor                Nil             Nil        No change
Liu Xiangdong    Independent Supervisor                Nil             Nil        No change
Zhang Zhiliang   Vice President                      3,600           3,600        No change
Yin Jihai        Vice President                        Nil             Nil        No change
Shi Wei          Vice President                        Nil             Nil        No change
Zhang Jianping   Vice President                        Nil             Nil        No change
Tang Chengjian   Vice President                        Nil             Nil        No change
Zhang Jingming   Company Secretary                     Nil             Nil        No change

The shares held by the above people are A shares and represented their personal interests in their capacity as beneficial owners.

3.2 Interests and Short Positions of Directors and Supervisors in Shares, underlying Shares and Debentures

Other than as set out in section 3.1 above, as at 30 June 2004, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 30 June 2004, none of the Directors or Supervisors and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

Interests and short positions of substantial shareholders and other persons in shares and underlying shares

As at 30 June 2004, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company) and other persons who are required to disclose their interests pursuant to Part XV of the SFO (other than Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1) (a) Interests in ordinary shares of the Company

                                                              % of shareholding
                                                               in the Company's
                          Number and type      % of issued       total issued
 Name of shareholder      of shares held      share capital        H shares              Capacity
--------------------   --------------------   -------------   -----------------   --------------------
China Petroleum and        4,000,000,000          55.56%                --          Beneficial owner
Chemical Corporation      promoter legal
                           person shares
J.P. Morgan Chase &    332,837,700 H shares        4.62%             14.28%         Beneficial owner;
Co.*                                                                               investment manager;
                                                                                  other (lending pool)

* Such H shares were held through a nominee

     (b)  Interests in underlying shares of the Company

          No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(2)  Short positions in shares and underlying shares of the Company

     No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as stated above, as at 30 June 2004, no interests or short positions of any person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

3.3  Top Ten Shareholders and Top Ten Holders of Shares in Circulation

                                                                     Unit: Share

Total number of shareholders as at end of the reporting period           149,339

Top Ten Shareholders as at the end of the reporting period are as follows:

                                                                                                         Type of
                                                                                                      shareholders
                     Increase/                         Percentage                         Number of     (domestic
Name of               decrease     Number of shares     of total      Type of shares       shares     shareholders
shareholder          during the     held  at end of      share      (circulating/ non-   pledged or     or foreign
(full name)            period         the period      capital (%)      circulating)        frozen     shareholders)
----------------   -------------   ----------------   -----------   ------------------   ----------   -------------
China                         --     4,000,000,000        55.56      Non- circulating        Nil        State-owned
Petroleum &                                                                                             Shareholder
Chemical
Corporation
HKSCC Nominees        21,560,000     1,914,577,857        26.59         Circulating          Nil            Foreign
Ltd.                                                                                                    Shareholder
Hongkong &               284,000       355,584,000         4.94         Circulating          Nil            Foreign
Shanghai                                                                                                Shareholder
Banking
Corporation
(Nominees)
Limited
Bank of China -    Not available        21,373,613         0.30         Circulating          Nil       Legal Person
Haifutong                                                                                               Shareholder
Income Growth
Securities
Investment Fund
Commercial Bank    Not available        20,655,535         0.29         Circulating          Nil       Legal Person
of China -                                                                                              Shareholder
Guolian
Andesheng
Small Cap

Selected
Securities
Investment Fund
Xinghua            Not available        18,993,254         0.26         Circulating          Nil       Legal Person
Securities                                                                                              Shareholder
Investment Fund
Commercial Bank        3,167,570        17,084,772         0.24         Circulating          Nil       Legal Person
of China -                                                                                              Shareholder
Tianyuan
Securities
Investment Fund
Shanghai Kangli                -        16,730,000         0.23      Non- circulating    16,430,000    Legal Person
Gong Mao Company                                                                                        Shareholder
Jingfu                -9,864,829        16,403,726         0.23         Circulating          Nil       Legal Person
Securities                                                                                              Shareholder
Investment Fund
Haitong            Not available        14,010,000         0.19         Circulating          Nil       Legal Person
Securities                                                                                              Shareholder
Company Limited

Top Ten Holders of Shares in Circulation as at the end of the reporting period are as follows:

                                           Number of shares in
                                           circulation as at 30   Type (A, B, H shares or
Name of shareholder (full name)                  June 2004                others)
----------------------------------------   --------------------   -----------------------
HKSCC Nominees Ltd.                            1,914,577,857                 H
Hongkong & Shanghai Banking Corporation          355,584,000                 H
(Nominees) Limited
Bank of China - Haifutong Income Growth           21,373,613                 A
Securities Investment Fund
Commercial Bank of China - Guolian                20,655,535                 A
Andesheng Small Cap Selected
Securities Investment Fund
Xinghua Securities Investment Fund                18,993,254                 A
Commercial Bank of China - Tianyuan               17,084,772                 A
Securities Investment Fund
Jingfu Securities Investment Fund                 16,403,726                 A
Haitong Securities Company Limited                14,010,000                 A
Bank of Communications - Yifangda 50              12,679,650                 A
Index Securities Investment Fund
Commercial Bank of China - Shenwan Paris          12,460,733                 A
Shengli Selected Securities
Investment Fund

Description of any connected             Among the top ten shareholders of the
relationship or
concert party relationship among the     Company, China Petroleum & Chemical
top ten shareholders                     Corporation, the state-owned
                                         shareholder, does not have any
                                         connected relationship with the other
                                         shareholders, and is not a connected
                                         party of the other shareholders under
                                         the "Administration Measures for
                                         Disclosure of Shareholdings in Listed
                                         Companies". Of the above mentioned
                                         shareholders, Hongkong & Shanghai
                                         Banking Corporation (Nominees) Limited
                                         is a nominee company. The Company is
                                         not aware of whether or not there are
                                         connected relationships among the other
                                         shareholders, and whether or not they
                                         are acting in concert under the
                                         "Administration Measures for Disclosure
                                         of Shareholdings in Listed Companies".

4.   Management's Discussion and Analysis

Unless otherwise specified, financial information included in the Management's Discussion and Analysis has been extracted from financial statements prepared in accordance with IFRS.

During the first half of 2004, the economy of the PRC maintained relatively rapid growth as a result of an accelerated recovery of the global economy and a favourable macro-economic environment within the PRC. China's GDP for the first quarter grew strongly by 9.8%. In response to excessive investment in certain industries, the government adopted certain macro-economic control measures, which the Company believes largely succeeded in curbing the trend of an over heating economy in the second quarter. China's GDP for the first half of the year increased by 9.7% as compared to the same period last year. The recovery of the global economy as well as the continued favourable macro-economic environment in the PRC laid the basis for the development of the petrochemical industry. Output and demand in the petrochemical industry as a whole grew steadily for the first half of the year, with overall growth in product prices and continued expansion of imports and exports. As a result, economic efficiency also increased significantly.

Operating Results

During the first half of 2004, the market prices of the four major categories of products of the Group rose and remained at a high level. Compared to the same period last year, the selling prices of the major products of the Group, namely petroleum products, intermediate petrochemical products, resins and plastics, and synthetic fibres, have all increased by a relatively large magnitude. The prices of certain products have already reached the highest levels seen for recent years. However, the price of crude oil, the major raw material of the Group, has remained at a high level since the beginning of the year and continues to show an upward trend. The Company believes that this is attributable to the fact that demand for crude oil around the world so far this year has greatly exceeded original forecasts, as well as to geopolitical instability in Iraq and certain other oil producing countries in regions such as the Middle East and the depreciation of the US dollar. The weighted average cost of crude oil for the Group was RMB 2,131.08 per ton, representing an increase of RMB 249.61 per ton or 13.27% as compared to the same period last year.

Given an overall favourable internal and external operating environment, the Group proactively capitalized on market opportunities and focused on production and operations. Costs and expenditures were tightly controlled. Output exceeded production benchmarks and sales exceeded sales benchmarks. As a result, the Group's efficiency as a whole improved substantially as compared to the same period last year.

During the first half of 2004, the Group processed 4,530,800 tons of crude oil (of which 360,200 tons were processed on a sub-contracted basis), an increase of 407,500 tons or 9.88% as compared to the same period last year, including 79,400 tons of Shengli oil, 4,307,900 tons of imported oil and 143,500 tons of offshore oil. During the first half of the year, the output of ethylene was 481,000 tons, an increase of 4.24% as compared to the same period last year; the output of propylene was 266,200 tons, an increase of 5.75% as compared to the same period last year; the output of plastics and resins was 540,200 tons, an increase of 3.92% as compared to the same period last year; the output of synthetic fibre polymers was 261,400 tons, an increase of 5.23% as compared to the same period last year; and the output of synthetic fibres was 185,100 tons, an increase of 1.82% as compared to the same period last year. In addition to the increase in output, the Group further adjusted its marketing strategies and improved sales and marketing methods to expand sales of its products. The sales to output ratio during the first half of the year reached 100.81%.

The following table sets forth the Group's sales volumes and net sales, net of sales taxes and surcharges, for the periods indicated:

                                             For the six-month periods ended 30 June
                      ---------------------------------------------------------------------------------
                                        2004                                      2003
                      ---------------------------------------   ---------------------------------------
                      Sales volume    Net Sales                 Sales volume    Net Sales
                        '000 tons    RMB million   % of Total     '000 tons    RMB million   % of Total
                      ------------   -----------   ----------   ------------   -----------   ----------
Synthetic fibres            204          2,406        13.80           192          1,897        13.68
Resins and plastics         708          5,413        31.06           672          4,140        29.86
Intermediate
petrochemical
products                    474          2,272        13.04           505          1,940        13.99
Petroleum products        2,328          5,915        33.95         2,183          5,016        36.18
All others                   --          1,422         8.15            --            872         6.29

Total                     3,714         17,428        100.0         3,552         13,865        100.0

During the first half of 2004, net sales of the Group amounted to RMB17.428 billion, representing an increase of 25.70% as compared to the same period last year. Net sales of petroleum products, intermediate petrochemical products, resins and plastics and synthetic fibres recorded increases of 17.92%, 17.11%, 30.75% and 26.83%, respectively, as compared to the same period last year. The increases were mainly attributable to a considerable increase in the average selling prices of the products as compared to the same period last year. During the six-month period ended 30 June 2004, the average selling prices (excluding tax) for petroleum products, intermediate petrochemical products, resins and plastics and synthetic fibres of the Group increased by 10.58%, 24.77%, 24.10% and 19.37%, respectively, as compared to the first half of 2003.

The majority of the products manufactured by the Group were sold in eastern
China.

The Group's cost of sales during the first half of 2004 increased by 17.48% to RMB15.097 billion, representing 86.63% of net sales, as compared to the same period last year.

With increases in the average price of crude oil purchased and volume of crude oil processed by the Group, total costs of crude oil processed during the first half of 2004 increased by 15.22% to RMB8,889.8 million, as compared to the same period last year, and accounted for 58.86% of the cost of sales.

Expenses for other ancillary materials amounted to RMB2,579.6 million during the first half of 2004. This was a considerable increase over the same period last year, primarily attributable to an increase in purchases of intermediate petrochemical raw materials to fulfil production requirements. Depreciation expenses and maintenance costs of the Group amounted to RMB935.1 million and RMB377.0 million, respectively, for the six-month period ended 30 June 2004, representing slight increases as compared to the same period last year. In addition, fuel and power expenses of the Group amounted to RMB357.3 million, which was similar to the amount for the same period last year.

Selling and administrative expenses amounted to RMB228.6 million during the first half of 2004, which was similar to the amount for the first half of 2003.

Other operating expenses amounted to RMB194.2 million for the first half of 2004, an increase of RMB 165.0 million as compared to the same period last year. The increase was mainly due to employee reduction expenses of RMB86.7 million for the first half of 2004 (for the first half of 2003:Nil).

Financing costs during the first half of 2004 decreased by 14.94% to RMB171.5 million as compared to the same period last year, which was mainly attributable to a decrease in total bank borrowings of the Group, and an increase in the proportion of foreign currency borrowings that generally bear a lower interest rate than Renminbi borrowings.

Net profit after tax of the Group for the first half of 2004 amounted to RMB1,520.7 million, representing an increase of 214.16%, as compared to RMB484.1 million for the first half of 2003.

Liquidity and Capital Resources

During the first half of 2004, net cash inflow from the Group's operating activities amounted to RMB1,510.5 million, an increase of RMB224.5 million as compared to the same period last year. As a result of the significant increase in profit before tax, profit before tax and depreciation expenses contributed an operating cash inflow of RMB2,754.8 million to the Group, an increase of RMB1,252.1 million as compared to the same period last year. An increase in inventory at the end of the reporting period contributed to an increase in cash outflow of RMB197.5 million (as compared to an increase in cash outflow of RMB
45.9 million in the same period last year due to an increase in inventory as at the end of that period). A change in the balance of trade creditors, other creditors and bills payable at the end of the reporting period accounted for an increase of cash outflow of RMB46.7 million (as compared to an increase in cash outflow of RMB101.1 million in the same period last year). Increase in the balance of debtors, bill receivables and deposits at the end of the reporting period accounted for a decrease of cash inflow of RMB540.4 million (compared to a cash inflow decrease of RMB22.0 million as a result of the increase in such balances at the end of the same period last year). A change in the balance of receivables from the parent company and fellow subsidiaries of the Company accounted for an increase in cash outflow of RMB263.1 million (compared to a cash outflow decrease of RMB61.4 million as a result of the change in such balances at the end of the same period last year).

Borrowings

The Group's long-term borrowings were mainly used for capital expenditure. The Group arranges its long-term borrowings according to its capital expenditure plan and, in general, there is no seasonality in borrowings. Short-term borrowings were used to satisfy the working capital requirements arising from normal production operations of the Group. The total amount of the Group's borrowings decreased by RMB656.4 million from the beginning of this year to RMB8,125.1 million, including an increase in short-term borrowings of RMB162.6 million and a decrease in long-term borrowings of RMB819.0 million.

As of 30 June 2004, the Group's contingent liabilities amounted to RMB108.5 million in respect of guarantees issued to banks in favour of the Group's associates and other non-listed companies. In addition, the Company's guarantees issued to the Company's consolidated subsidiaries amounted to RMB1,223.3 million. Guarantees issued to banks in favour of associates, other non-listed companies and consolidated subsidiaries are given to the extent of the Group's and Company's respective equity interest in these entities.

Exchange Rate Fluctuations

The Group imports its major raw materials (crude oil) mainly through Sinopec Corp. and also exports a portion of its petroleum products through China Petroleum & Chemical Corporation. Therefore, any fluctuations in exchange rates will indirectly affect the prices of raw materials and the Group's petroleum products, which in turn impact the profitability of the Group. In addition, as part of the debts of the Group is denominated in foreign currencies, fluctuations in the relevant exchange rates will affect the financing expenses and consequently the profitability of the Group.

Capital Expenditure

During the first half of 2004, the Group's capital expenditure amounted to RMB818.9 million, which comprised primarily the polyester 1# resin technical upgrade project and the 1# atmosphere and vacuum distillation facility upgrade project. In addition, in the second half of the year, the Group plans to undertake a 12,000-ton per year industrial polyester filament plant expansion project, an expansion project for the PTA facility to 400,000 tons per year, a new pipeline project for the mutual supply of materials between the Company and Shanghai Secco Petrochemical Company Limited, a new 380,000-ton per year ethylene glycol project and other technical upgrade and investment projects. The Group's planned capital expenditures can be financed by cash inflow from operating activities and available bank loans.

During the reporting period, the Group continued to participate in the activities of Shanghai Secco Petrochemical Company Limited, a joint venture with China Petroleum & Chemical Corporation and BP Chemicals East China Investments Limited. As at 30 June 2004, the Group had invested RMB919.1 million to such joint venture.

Debt-equity Ratio

The debt-equity ratio of the Group was 33.73% as at 30 June 2004 (30 June 2003:
37.50%). The ratio is computed by total borrowings divided by the sum of total borrowings and shareholders' equity.

Employees

As at 30 June 2004, the number of employees of the Company was approximately 29,805.

The staff costs of the Group for the reporting period were RMB542.0 million.

Disclosure required by the Listing Rules

In compliance with Paragraph 40 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company confirms that, save as disclosed herein, there has been no material change in the current information regarding the Company in relation to those matters set out in Paragraph 32 of Appendix 16 to the Listing Rules from the information in relation to those matters disclosed in the Annual Report 2003 of the Company.

Market Outlook and Business Plan for the Second Half of the Year

For the second half of 2004, it is expected that growth in the global and the PRC economies will remain steady and the petrochemical industry as a whole will maintain a strong development trend. Crude oil prices in the international market are expected to remain at high levels as a result of the recovery of the global economy, continued increase in demand, as well as the geopolitical instability in oil producing countries such as those in Middle East. Such high crude oil prices in turn will provide continued support for the prices of petrochemical products. As a result of high crude oil prices and a booming petrochemical cycle, the petrochemical industry should maintain its strong development trend and corporate operating results should remain strong. In view of the above, the Group will place emphasis on the implementation of following areas in the second half of 2004:

(I) To focus on long-term operational stability of production equipment, continue to implement production optimization and cost reduction, and to devote efforts to expanding output so as to fulfill the market demand.

(II) To capitalize on market opportunities, timely adjust sales and marketing strategies and effectively control operational risks.

(III) To accelerate technological advancement and work on the next round of development and to continue with internal reforms such as staff redirection and reduction, so as to enhance the competitiveness of the Group.

(IV) To use its best endeavours in the establishment of the ERP project, strictly implement corporate internal control measures and to further the Group's management standardization.

4.1 Summary of segmental results (prepared under PRC Accounting Rules & Regulations)

                                                      Increase/
                                                     decrease of                     Increase/
                                                     income from     Increase/     decrease of
                                                      principal     decrease of    gross profit
                                                      operations   cost of sales      margin
                                                     compared to    compared to     compared to
                  Income from                Gross     the same       the same       the same
                    principal    Cost of    profit     period          period      period last
  By segment       operations     sales     margin    last year      last year         year
---------------   -----------   ---------   ------   -----------   -------------   ------------
                   (RMB'000)    (RMB'000)     (%)        (%)            (%)             (%)
Synthetic           2,417,891   2,193,799     9.27      26.93          17.09            7.62
fibres
Resins and          5,442,159   4,342,349    20.21      30.87          16.26           10.02
plastics
Intermediate        2,290,996   1,582,029    30.95      17.48           9.61            4.96
petrochemicals
Petroleum           6,201,821   5,174,371    16.57      18.34          12.79            4.11
products
All others          1,425,270   1,286,869     9.71      61.03          70.51           -5.02
Including:          7,103,407   5,894,109    17.02      45.80          30.78            9.52
Connected
transactions

Price-setting     The Board of Directors of the Company believes that the above connected
principles of     transactions were entered into in the normal course of business and were

connected         conducted on normal commercial terms or in accordance with the terms of
transactions      the relevant agreements. The above transactions were confirmed by the
                  Company's independent non-executive Directors.

During the reporting period, the Group made sales to the controlling shareholder and its subsidiaries totalling RMB7,103,407,000.

4.2 Analysis of the geographical segments for the principal operations

                                                  Increase/ decrease in income from
                              Income from       principal operations compared to the
Region                   principal operations           same period last year
------                   --------------------   ------------------------------------
                               (RMB'000)                         (%)
Eastern China                 16,554,583                        33.48
Exports                           22,141                       -97.44
Other regions in China         1,201,413                        37.77

4.3 Warning on any possibility of the accumulated net profit forecast for the period from the beginning of the year to the end of the next reporting period turning into a loss or any material change in relation to such forecast as compared to the same period last year and the reasons thereof

     In accordance with developments in the Group's business, it is expected that the results of operations of the Company between January and September of 2004 will increase significantly compared to the same period last year.

5.   Significant Events

5.1  Guarantees

                        Date                                                       Guarantee
                     (Agreement   Guarantee                                         for a
Guaranteed             signing      amount     Type of     Guarantee   Guarantee   connected
entities                date)     (Rmb'000)   guarantee      period     expired      party
------------------   ----------   ---------   ----------   ---------   ---------   ---------
                                                            (years)
Zhejiang Jin Yong    1997.12.21     62,110     Bank loan         7          No         Yes
Acrylic Fibre
Company Limited
Zhejiang Jin Yong    1998.12.21     14,800     Bank loan         7          No         Yes
Acrylic Fibre
Company Limited
Zhejiang Jin Yong    2003.12.05     50,000     Bank loan         1          No         Yes
Acrylic Fibre
Company Limited
Zhejiang Jin Yong    2002.06.18     24,500     Bank loan         5          No         Yes
Acrylic Fibre
Company Limited
Zhejiang Jin Yong    2003.06.02    105,000     Bank loan         3          No         Yes
Acrylic Fibre
Company Limited
Zhejiang Jin Yong    2004.05.19     50,000     Bank loan         1          No         Yes
Acrylic Fibre

Company Limited
Zhejiang Jin Yong    2004.05.19     40,000     Bank loan          1        No         Yes
Acrylic Fibre
Company Limited
Zhejiang Jin Yong    2002.11.28    110,000     Bank loan          3        No         Yes
Acrylic Fibre
Company Limited
Zhejiang Jin Yong    2003.11.19     14,500     Bank loan          1        No         Yes
Acrylic Fibre
Company Limited
Zhejiang Jin Yong    2004.01.29     82,766     Bank loan          1        No         Yes
Acrylic Fibre
Company Limited
Shanghai             2002.11.28     68,100     Bank loan          2        No         Yes
Golden-Phillips
Petrochemical
Company Limited
Shanghai Golden      2004.05.09    120,000     Bank loan          1        No         Yes
Conti
Petrochemical
Company Limited
Shanghai Golden      2003.08.28    140,000     Bank loan          1        No         Yes
Conti
Petrochemical
Company Limited
Shanghai Golden      2004.04.22     30,000     Bank loan          1        No         Yes
Conti
Petrochemical
Company Limited
Shanghai Golden      2003.09.12    120,000     Bank loan          1        No         Yes
Conti
Petrochemical
Company Limited
Shanghai Golden      2004.03.16    165,532     Bank loan          1        No         Yes
Conti
Petrochemical
Company Limited
Shanghai Jensen      2004.03.23     40,000     Bank loan          3        No         Yes
Hydrocarbon
Resins Company
Limited
Hanzhou Jinshan      2003.09.29     24,800     Bank loan          1        No         Yes
Real Estate
Company
Jinshan Hotel        2001.12.28     13,250     Bank loan          5        No         Yes
Others               1999.03.01     56,392     Bank loan     1 to 6        No         Yes
                                              and others

Amount of guarantees signed in first half of 2004 (RMB'000)*                          42,978
Amount of guarantees to associates and other unlisted investments (RMB'000)*         108,476
Including: Guarantee for connected parties (RMB'000)*                                108,476
Amount of guarantees to subsidiaries signed by the listed company in first half      498,264

of 2004 (RMB'000)
Total guarantee amount (RMB'000)                                                  1,331,750
Total guarantee amount as a percentage of net asset value of the Company                  8%
prepared in accordance with PRC Accounting Rules and Regulations


* Excludes the amount of guarantees given by the Company in favour of subsidiaries.

Guarantees issued to banks in favour of subsidiaries are given to the extent of the Company's respective equity interest in these entities.

Guarantees issued to banks in favour of associates and other non-listed companies are given to the extent of the Company's respective equity interest in these entities.

The Group monitors the conditions of the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. As at 30 June 2004 and 31 December 2003, the Company was of the view it was not probable that it would be required to make payments under the guarantees. Thus, no liability has been accrued for a loss related to the Group's and the Company's obligation under the guarantees arrangement.

As at 30 June 2004, the Group and the Company issued guarantees in favour of related parties, in which the Group and the Company held less than 50% shareholdings, and companies (mainly consolidated subsidiaries) of liabilities-assets ratio (total liabilities divided by total assets) over 70% amounting to RMB1,177,051,000.

5.2  Connected Transactions

     The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has confirmed that the conditional waivers (the "waivers") granted to the Company exempting it from certain ongoing disclosure and shareholders' approval requirements under the Listing Rules in relation to connected transactions as described in the prospectus of the Company dated 6 July 1993 will remain valid upon completion of the reorganisation of China Petrochemical Corporation ("Sinopec"), the former substantial shareholder of the Company.

     Following completion of the reorganisation of Sinopec, the connected transactions which were previously carried out between the Company and Sinopec and their respective associates under the waivers are carried out between the Company and China Petroleum & Chemical Corporation, and their respective associates. The Stock Exchange has confirmed that these connected transactions will be covered by the waivers on the basis that there is no change in the ultimate controlling shareholder of the Company.

     The Board believes that the connected transactions entered into during the reporting period were entered into in the ordinary course of business and on normal commercial terms or in accordance with the terms of the agreements governing these transactions.

     The connected transactions entered into by the Group during the reporting period are described in detail in Note 29 to the interim financial statements prepared in accordance with PRC Accounting Rules and Regulations.

(a)  Connected debts and liabilities

Connected parties                     Funds provided to the    Funds provided by the
                                      ---------------------   ------------------------

                                                              connected parties to the
                                         connected parties          listed company
                                      ---------------------   ------------------------
                                      Transaction               Transaction
                                         amount     Balance        amount     Balance
                                      -----------   -------     -----------   --------
                                        RMB'000     RMB'000      RMB'000      RMB'000
China Petroleum & Chemical                   --          --       57,784       57,784
Corporation Material Procurement
Department
China Petrochemical Corporation             200      97,856           --           --
Pipeline Transportation Company
Other                                   105,676      70,220       19,699       36,470

Including: At the end of reporting period, the funds provided by the listed company to the controlling shareholder and its subsidiaries were RMB6.67 million.

(b) The following transactions are the significant related party transactions relating to sales and purchases of goods and provision of services that occurred during the period ended 30 June 2004:

                                                                                Percentage of
                                                                                total amount
                                                                               of the type of
Type of transactions                     Related parties             Amount      transaction
--------------------            --------------------------------   ---------   --------------
                                                                    RMB'000           %
Sales of products and service   Sinopec Huadong Sales Company      5,123,115        28.82
   fee income                   China Petroleum & Chemical         2,178,942        12.26
                                Corporation and its subsidiaries
Purchases                       China International United         8,495,125        74.06
                                Petroleum & Chemicals Co. Ltd.
                                (Unipec)
                                Other fellow subsidiaries of the     803,671         7.01
                                Company
Construction and installation   China Petrochemical Corporation       68,580        97.32
   fees                         & its subsidiaries

The Group is of the opinion that the purchases of goods from the above related parties ensure a stable and secure supply of raw materials, and that sales to the above related parties ensure that the Group maintains important sales channels and are therefore beneficial to the Group. The above transaction are carried out at market prices. The construction and installation fees were paid to China Petrochemical Corporation and its subsidiaries companies strictly in compliance with the respective contracts. These connected transactions do not have any adverse impact on the Group's profits.

5.3  Material Litigation and Arbitration

The Group was not involved in any material litigation or arbitration during the reporting period.

5.4  Interim Dividend

The Board of Directors of the Company does not recommend any interim dividend for the six-month period ended 30 June 2004.

5.5  Purchase, Sale or Redemption of Securities

During the reporting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities.

5.6  Audit Committee

The audit committee and the management of the Company have reviewed the accounting principles and accounting standards and discussed matters relating to auditing, internal supervising and financial reporting, including the unaudited interim report for the six-month period ended 30 June 2004.

5.7  Compliance with Code of Best Practice

Non-executive directors are subject to retirement by rotation at annual general meetings in accordance with the articles of association, and are not appointed for specific terms. Other than this, none of the Directors is aware of any information that would reasonably indicate that the Company does not, or, during the period, did not comply with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

5.8  Model Code

The Company has adopted a code of conduct regarding directors' securities transactions in terms no less exacting than the required standard set out in the Model Code set out in Appendix 10 to the Listing Rules.

Specific enquiry has been made of the Directors who have confirmed that they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding directors' securities transactions throughout the reporting period.

6.   Financial Statements

6.1  Income statements and profit appropriation statements

Prepared under PRC Accounting Rules and Regulations (Unaudited)

                                              Six-month periods ended 30 June
                                    -------------------------------------------------
                                           The Group                 The Company
                                    -----------------------   -----------------------
                                       2004         2003         2004         2003
                                    ----------   ----------   ----------   ----------
                                      RMB'000      RMB'000      RMB'000      RMB'000
Income from principal operations    17,778,137   14,139,070   15,705,915   13,333,646
Less: Cost of sales                 14,579,417   12,393,952   12,838,239   11,812,956
Sales taxes and surcharges             350,253      274,512      344,907      261,325

Profit from principal operations     2,848,467    1,470,606    2,522,769    1,259,365
Add: Profit from other operations       75,991       42,458       33,321       37,571
Less: Selling expenses                 228,604      228,624      173,472      166,060
Administrative expenses                537,305      476,195      432,845      392,151
Financial expenses                     171,495      209,341      144,218      195,974

Profit from operations               1,987,054      598,904    1,805,555      542,751
Add: Investment income/(losses)         15,653       (1,178)     137,663       33,120
Non-operating income                    15,092        9,264        3,699          383
Less: Non-operating expenses           187,460       22,423      184,748       21,163

Total profit                         1,830,339      584,567    1,762,169      555,091
Less: Income tax                       258,220       99,512      230,969       83,411
Minority interests                      40,919       13,375           --           --

Net profit                           1,531,200      471,680    1,531,200      471,680

Undistributed profits at
   beginning of the period           2,048,896    1,300,452    2,048,896    1,300,452

Distributable profits to
   shareholders                      3,580,096    1,772,132    3,580,096    1,772,132
Less: Ordinary shares' final
   dividend                            576,000      360,000      576,000      360,000

Undistributed profits at the end
   of the period                     3,004,096    1,412,132    3,004,096    1,412,132

6.2  Consolidated Income Statement (prepared under IFRS) (Unaudited)

The interim financial report for the six months ended 30 June 2004 is unaudited, but has been reviewed in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports," issued by the Hong Kong Society of Accountants, by KPMG, whose unmodified review report is included in the interim report to be sent to shareholders.

                                                              Six-month
                                                        periods ended 30 June
                                                      -------------------------
                                               Note       2004          2003
                                               ----   -----------   -----------
                                                        RMB'000       RMB'000

Turnover                                          2    17,778,137    14,139,070
Less: Sales taxes and surcharges                         (350,253)     (274,512)

Net sales                                              17,427,884    13,864,558
Cost of sales                                         (15,097,255)  (12,850,409)

Gross profit                                            2,330,629     1,014,149
Selling and administrative expenses                      (228,604)     (228,624)
Other operating income                                    100,814        58,031
Other operating expenses
Employee reduction expenses                               (86,713)           --
Others                                                   (107,471)      (29,147)

Profit from operations                                  2,008,655       814,409
Share of losses of associates                             (17,392)      (14,745)
Net financing costs                                      (171,495)     (201,614)

Profit before tax                              2, 3     1,819,768       598,050
Taxation                                          4      (258,124)     (100,616)

Profit after tax                                        1,561,644       497,434
Minority interests                                        (40,919)      (13,375)

Profit attributable to shareholders                     1,520,725       484,059

Basic earnings per share                          5     RMB 0.211     RMB 0.067

Notes to the unaudited interim financial statements

1    Principal activities and basis of preparation

Sinopec Shanghai Petrochemical Company Limited ("the Company") and its subsidiaries ("the Group") is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation ("Sinopec Corp").

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standards 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board, ("IASB").

The financial information relating to the financial year ended 31 December 2003 included in the interim financial report do not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2003 are available from the Company's registered office. The Company's independent auditors have expressed an unqualified opinion on those financial statements in their report dated 26 March 2004.

The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2003 annual financial statements. The 2003 annual financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the IASB. IFRS includes International Accounting Standards ("IAS") and related interpretations.

2    Segment reporting

Reportable information on the Group's operating segments is as follows:

                                              Six-month periods ended 30 June
                                              -------------------------------
                                                      2004        2003
                                                   ---------   ---------
                                                    RMB'000     RMB'000

Turnover

Manufactured Products
Synthetic fibres
.. External sales                                   2,417,891   1,904,874
.. Intersegment sales                                      34         478

Total                                              2,417,925   1,905,352

Resins and plastics
.. External sales                                   5,442,159   4,158,411
.. Intersegment sales                                  15,047      14,028

Total                                              5,457,206   4,172,439

Intermediate petrochemicals
.. External sales                                   2,290,996   1,950,095
.. Intersegment sales                               5,065,567   3,847,506

Total                                              7,356,563   5,797,601

Petroleum products
.. External sales                                   6,201,821   5,240,592
.. Intersegment sales                                 447,452     377,199

Total                                              6,649,273   5,617,791

All others

.. External sales                                   1,425,270      885,098
.. Intersegment sales                               1,851,705    1,709,274

Total                                              3,276,975    2,594,372

Eliminations of intersegment sales                (7,379,805)  (5,948,485)

Consolidated turnover                             17,778,137   14,139,070

External sales include sales to other Sinopec Corp group companies.

                                              Six-month periods ended 30 June
                                              -------------------------------
                                                      2004       2003
                                                   ---------   --------
                                                    RMB'000     RMB'000

Profit before tax

Profit from operations

Synthetic fibres                                     118,297     12,742
Resins and plastics                                  768,399    224,555
Intermediate petrochemicals                          495,644    274,977
Petroleum products                                   531,715    237,218
All others                                            94,600     64,917

Consolidated profit from operations                2,008,655    814,409

Share of losses of associates                        (17,392)   (14,745)

Net financing costs                                 (171,495)  (201,614)

Consolidated profit before tax                     1,819,768    598,050

3    Profit before tax

Profit before tax is arrived at after charging/(crediting):

                                              Six-month periods ended 30 June
                                              -------------------------------
                                                    2004         2003
                                                 ----------   ----------
                                                   RMB'000      RMB'000

Interest on bank loans and advances                 185,842      226,082
Less: Amount capitalised as construction
   in progress                                           --      (10,619)

Interest expenses, net                              185,842      215,463

Cost of inventories                              15,097,255   12,850,409
Depreciation and amortisation                       945,682      912,838
Net loss on disposal of property, plant
   and equipment                                     41,139        2,529
Impairment loss of property, plant
   and equipment                                     34,345           --

Amortisation of goodwill                              6,724        6,724
Amortisation of deferred income                      (6,184)      (6,184)

4    Taxation

Taxation in the consolidated income statement represents:

                                              Six-month periods ended 30 June
                                              -------------------------------
                                                       2004      2003
                                                     -------   -------
                                                     RMB'000   RMB'000

Provision for PRC income tax for the period          284,909   100,524
Deferred tax - origination of temporary
   differences                                       (16,523)       92
Tax refund                                           (10,262)       --

                                                     258,124   100,616

Pursuant to the document "Cai Shui Zi (1999) No. 290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company received an income tax refund of RMB10,262,000 (period ended 30 June 2003: RMB Nil) during the period relating to the purchase of equipment produced in the PRC for technological improvements.

The charge for PRC income tax is calculated at the rate of 15% (2003: 15%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and in Hong Kong and therefore does not incur overseas and Hong Kong income taxes. The Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2004. It is possible that the Company's tax rate will increase in the future.

5    Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders for the period of RMB1,520,725,000 (period ended 30 June 2003:
RMB484,059,000) and 7,200,000,000 (period ended 30 June 2003: 7,200,000,000)
shares in issue during the period.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

6    Dividends

                                                 Six-month periods ended 30 June
                                                 -------------------------------
                                                          2004      2003
                                                        -------   -------
                                                        RMB'000   RMB'000

Final dividend in respect of the previous
   financial year, approved during the period,
   of RMB 0.08 per share (2003: RMB0.05 per
   share)                                               576,000   360,000

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2004, a final dividend of RMB 576,000,000 (2003: RMB 360,000,000) was declared and approved for the year ended 31 December 2003. The Directors do not recommend the payment of an interim dividend for the period (2003: RMB Nil).

7    Reserve movement

No transfers have been made to the statutory surplus reserve, the statutory public welfare fund nor the discretionary surplus reserve from the income statement for the period (period ended 30 June 2003: RMB Nil).

6.3 Differences between financial statements prepared under PRC Accounting Rules and Regulations and IFRS

The below figures are extracted from the interim financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRS, both of which have not been audited.

The Company also prepares a set of financial statements which comply with PRC Accounting Rules and Regulations. A reconciliation of the Group's net profit and shareholders' equity prepared under PRC Accounting Rules and Regulations and IFRS is presented below.

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no significant differences between the Group's financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i)  Capitalisation of general borrowing costs

Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

(ii) Valuation surplus

Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii) Government grants

Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv) Revaluation of the land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount less accumulated amortisation.

(v)  Pre-operating expenditure

Under IFRS, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

Effects on the Group's net profit and shareholders' equity of significant differences between PRC Accounting Rules and Regulations and IFRS are summarised below:

                                                      Six-month periods ended
                                                              30 June
                                                      -----------------------
                                               Note        2004       2003
                                               ----     ---------   -------
                                                         RMB'000    RMB'000

Net profit under PRC Accounting Rules and
   Regulations                                          1,531,200   471,680

Adjustments:
Capitalisation of borrowing costs, net of
   depreciation effect                           (i)       (2,386)    5,613
Reduced depreciation on government grants      (iii)       13,380    13,379
Amortisation of revaluation of land use
   rights                                       (iv)        1,749     1,749
Write off of pre-operating expenditure           (v)      (23,314)   (7,258)
Tax effect of the above adjustments                            96    (1,104)

Profit attributable to shareholders under
   IFRS                                                 1,520,725   484,059

                                                         At 30 June   At 31 December
                                                  Note      2004           2003
                                                  ----   ----------   --------------
                                                          RMB'000      RMB'000
Shareholders' equity under PRC Accounting Rules          16,462,216      15,507,01
   and Regulations

Adjustments:
Capitalisation of borrowing costs                   (i)      61,922         64,308
Valuation surplus                                  (ii)     (44,887)       (44,887)
Government grants                                 (iii)    (330,819)      (344,199)
Revaluation of land use rights                     (iv)    (134,610)      (136,359)
Write off of pre-operating expenditure              (v)     (58,114)       (34,800)
Tax effect of the above adjustments                          10,903         10,807

Shareholders' equity under IFRS                          15,966,611     15,021,886

6.4  Supplementary Information for North American Shareholders

The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Information relating to the nature and effect of such differences is presented below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial statements. Such information has not been subject to independent audit or review.

Notes:

(a)  Foreign exchange gains and losses

     Under IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the periods ended 30 June 2003 and 2004, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In the periods ended 30 June 2003 and 2004, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised.

(b)  Capitalisation of property, plant and equipment

     In the periods prior of those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the periods presented herein, no adjustments related to the capitalisation of construction costs, including capitalised interest, are necessary. Accordingly, the U.S. GAAP adjustments for the periods ended 30 June 2003 and 2004 represent the amortisation effect of such originating adjustments described above.

(c)  Revaluation of property, plant and equipment

     In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company's financial statements. Additional depreciation charges have been taken in the periods ended 30 June 2003 and 2004 on the revaluation surplus of RMB1,576,330,000.

     Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders' equity.

(d)  Capitalised interest on investment in associates

     Under IFRS, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(e)  Goodwill and negative goodwill amortisation

     Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

     Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill is reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

(f)  Basic earnings per share

     The calculation of basic earnings per share is based on the profit attributable to shareholders under U.S. GAAP of RMB1,602,140,000 (period ended 30 June 2003: RMB562,985,000) and the number of shares in issue during the period of 7,200,000,000 (period ended 30 June 2003:
     7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

     The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

(g)  United States dollar equivalents

     For the convenience of the reader, amounts in Renminbi ("RMB") have been translated into United States dollars at the rate of US$1.000 = RMB8.2766 being the average of the buying and selling rates quoted by the People's Bank of China on 30 June 2004. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

The effect on the net profit of significant differences between IFRS and U.S. GAAP is as follows:

                                                        Six-month periods ended 30 June
                                                        -------------------------------
                                                          2004        2004       2003
                                                        --------   ---------   --------
                                                         US$'000    RMB'000     RMB'000
Profit attributable to shareholders under IFRS           183,738   1,520,725    484,059
U.S. GAAP adjustments:
Foreign exchange gains and losses                 (a)        299       2,473     18,527
Capitalisation of property, plant and equipment   (b)      1,311      10,852     10,852
Depreciation charge on revalued property, plant
and equipment                                     (c)      7,853      64,997     64,997

Capitalised interest on investment in associates  (d)      1,214      10,049      5,511
Goodwill and negative goodwill amortisation       (e)        761       6,300     (5,978)
Tax effect of the above adjustments                       (1,602)    (13,256)   (14,983)
Net profit under U.S. GAAP                               193,574   1,602,140    562,985
Basic earning per share under U.S. GAAP           (f)   US$0.027    RMB0.223   RMB0.078
Basic earnings per ADS under U.S. GAAP            (f)   US$2.689   RMB22.252   RMB7.819

The effect on shareholders' equity of significant differences between IFRS and U.S. GAAP is as follows:

                                                              At 30 June             At 31
                                                        -----------------------    December
                                                           2004          2004       2003
                                                        ----------   ----------   ----------
                                                          US$'000      RMB'000      RMB'000
Shareholders' equity under IFRS                          1,929,127   15,966,611   15,021,886
U.S. GAAP adjustments:
Foreign exchange gains and losses                 (a)           --           --       (2,473)
Capitalisation of property,  plant and equipment  (b)       (1,311)     (10,855)     (21,707)
Revaluation of property, plant and equipment      (c)      (15,528)    (128,519)    (193,516)
Capitalised interest on investment in associates  (d)        7,540       62,408       52,359
Goodwill and negative goodwill                    (e)        4,421       36,594       30,294
Tax effect of the above adjustments                          1,395       11,545       24,801

Shareholders' equity under U.S. GAAP                     1,925,644   15,937,784   14,911,644

7    Documents for Inspection

The Company's documents for inspection are ready and complete and comprise the following:

1.   Interim report signed by the Chairman of the Company;

2. Financial statements signed and stamped by the Company's legal representative, chief financial officer and head of Accounting Department;

3. Original copies of all documents and announcements of the Company disclosed in newspapers designated by CSRC during the reporting period;

4.   The Company's Articles of Association.

The Company has kept all the above documents in the Company's Company Secretariat Department.

All information as required by the Listing Rules Appendix 16 paragraph 46(1) will be disclosed on the websites of the Hong Kong Stock Exchange and the Company.

                                                          By order of the Board
                                                               Lu Yiping
                                                               Chairman

Shanghai, 27 August 2004

As of the date of this announcement, the executive directors of the Company are Lu Yiping, Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping; the non-executive directors of the Company are Liu Wenlong and Zhang Baojian, and the independent non-executive directors of the Company are Gu Chuanxun, Wang Yongzhou, Wang Xingyu and Chen Xinyuan.